Free Writing Prospectus dated November 8, 2017

(to Prospectus dated September 25, 2017 and

Preliminary Prospectus Supplement dated November 7, 2017)

Filed pursuant to Rule 433

Registration Statement No. 333-212729

FINAL TERM SHEET

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

$ 1,000,000,000 NON-STEP-UP NON-CUMULATIVE CONTINGENT CONVERTIBLE

PERPETUAL PREFERRED TIER 1 SECURITIES

This Free Writing Prospectus relates only to the preferred securities described below and should only be read together with the preliminary prospectus supplement dated November 7, 2017 (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated September 25, 2017 relating to these preferred securities (together, the “Prospectus”). Terms and expressions used but not defined herein shall have the same meanings in the Prospectus.

Issuer	Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”)

Issue	$1,000,000,000 non-step-up non-cumulative contingent convertible perpetual preferred tier 1 securities (the “Preferred Securities”)

The Preferred Securities will be issued pursuant to a Contingent Convertible Preferred Securities Indenture dated September 25, 2017 (the “Contingent Convertible Preferred Securities Indenture”), between BBVA and The Bank of New York Mellon acting (except with respect to its role as Contingent Convertible Preferred Security Registrar) through its London Branch as trustee, Paying and Conversion Agent, Principal Paying Agent and Contingent Convertible Security Registrar, as amended and supplemented by a First Supplemental Contingent Convertible Preferred Securities Indenture expected to be dated November 16, 2017 (together with the Contingent Convertible Preferred Securities Indenture, the “Indenture”).

Issuer Rating*	Baa1 (stable) (Moody’s) / BBB+ (positive) (S&P) / A- (stable) (Fitch)

Issue Rating*	Ba2 (Moody’s) / BB (Fitch)

Pricing Date	November 8, 2017

Issue Date / Settlement Date	November 16, 2017 (T + 6)

Currency	U.S. Dollar

Security Type	The Preferred Securities are perpetual securities and have no stated maturity.

Issuer Ordinary Shares Price	EUR 7.211 (closing price on November 7, 2017)

Form of Issuance	SEC-Registered

EUR / USD Exchange Rate	1.15975

Conversion Price

If the Common Shares are: (i) then admitted to trading on a Relevant Stock Exchange, the higher of: (a) the Reference Market Price of a Common Share (translated into U.S. dollars at the Prevailing Rate, if applicable); (b) the Floor Price; and (c) the nominal value of a Common Share (translated into

U.S. dollars at the Prevailing Rate, if applicable); or (ii) not then admitted to trading on a Relevant Stock Exchange, the higher of (b) and (c) above.

“Floor Price” means $4.35. The Floor Price is subject to adjustment as described in the Prospectus.

Business Day Convention / Day Count Fraction	Following unadjusted / 30/360 (ISDA)

Joint Bookrunners	BBVA Securities Inc.**

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Distribution Rates	The Preferred Securities accrue Distributions: (i) in respect of the period from (and including) the Closing Date to (but excluding) the First Reset Date at the rate of 6.125% per annum; and (ii) in respect of each Reset Period, at the rate per annum equal to the aggregate of 3.870% (the “Initial Margin”) and the 5-year Mid-Swap Rate (expressed as a percentage per annum) for such Reset Period, and such aggregate converted to a quarterly rate in accordance with market convention (rounded to four decimal places, with 0.00005 rounded down), all as determined by the Calculation Agent on the relevant Reset Determination Date.

Price to Public	100.000%

Issue Size	$1,000,000,000

US Treasury Benchmark	2.250% due August 15, 2027

US Treasury Yield / Price	2.329% / 99-10

Re-offer Yield	6.125% quarterly / 6.172% semi-annual

Semi-annual Equivalent Re-offer Spread to US Treasury	3.843% (using 6.172% semi-annual equivalent yield)

Underwriting Discount	0.900%

All-in Price	99.100%

Proceeds, Before Expenses, to the Issuer	$991,000,000

10-year Mid-Swap	2.302% semi-annual

Semi-annual Equivalent Spread to 10-year Mid-Swap	3.870% (using 2.302% semi-annual equivalent yield)

Reset Date	November 16, 2027 (the “First Reset Date”) and every fifth anniversary thereafter

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CUSIP	05946K AF8

ISIN	US05946KAF84

Distribution Payment Dates	Subject to the provisions set out below, Distributions will be payable quarterly in arrears on each of February 16, May 16, August 16 and November 16 in each year (each a “Distribution Payment Date”), commencing on February 16, 2018.

Reset Determination Date	The second Business Day immediately preceding such Reset Date. The term “Business Day” means any day, other than Saturday or Sunday, that is neither a Legal Holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close in the City of New York, London or Madrid. “Legal Holiday”, with respect to any Place of Payment or other location, means a Saturday, a Sunday or a day on which banking institutions in such Place of Payment or other location are not authorized or obligated to be open.

5-year Mid-Swap Rate	In relation to a Reset Date and the Reset Period commencing on that Reset Date: (i) the annual mid-swap rate for the Reset Date for U.S. dollar swap transactions maturing on the last day of such Reset Period, expressed as a percentage, which appears on the Screen Page at 11.00 a.m. (New York City time) on the Reset Determination Date; or (ii) if such rate does not appear on the Screen Page at such time on such Reset Determination Date, the Reset Reference Bank Rate for such Reset Period.

“Reset Reference Bank Rate” means, in relation to a Reset Date and the Reset Period commencing on that Reset Date, the percentage determined on the basis of the arithmetic mean of the 5-year Mid-Swap Rate Quotations provided by the Reference Banks at approximately 11.00 a.m. (New York City time) on the Reset Determination Date for such Reset Date. The Calculation Agent will request the principal office of each Reference Bank to provide a quotation of its rate. If three or more quotations are provided, the Reset Reference Bank Rate for such Reset Period will be the percentage reflecting the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If only two quotations are provided, it will be the arithmetic mean of the quotations provided. If only one quotation is provided, it will be the quotation provided. If no quotation is provided, the Reset Reference Bank Rate for the Reset Period will be (i) in the case of a Reset Period other than the Reset Period commencing on the First Reset Date, the 5-year Mid-Swap Rate in respect of the immediately preceding Reset Period or (ii) in the case of the Reset Period commencing on the First Reset Date, 2.066% per annum.

“Screen Page” means the display page on the relevant Reuters information service designated as the “ICESWAP1” page or such other page as may replace it on that information service, or on such other equivalent information service as may be nominated by the person providing or sponsoring such information, for the purpose of displaying equivalent or comparable rates to the 5-year Mid-Swap Rate.

“5-year Mid-Swap Rate Quotations” means the arithmetic mean of the bid and offered rates for the semi-annual fixed leg (calculated on a 30/360 (ISDA) day count basis) of a fixed-for-floating U.S. dollar interest rate swap transaction which (i) has a term of five years commencing on the relevant Reset Date; and (ii) is in an amount that is representative for a single

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transaction in the relevant market at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg (calculated on an Actual/360 (ISDA) day count basis) is equivalent to the rate for deposits in U.S. dollars for a three-month period, offered by the principal London offices of leading swap dealers in the New York City interbank market to prime banks in the London interbank market or to the extent that an industry-accepted substitute or successor rate for such rate has been established (as determined by BBVA in its sole discretion), such successor rate. If BBVA has determined that a substitute or successor rate should apply in accordance with the foregoing, it will notify the Calculation Agent in writing and the Calculation Agent will request each Reference Bank to adjust such 5-year mid-swap rate quotation to include any necessary adjustment factor that is necessary to make the 5-year mid-swap rate quotation comparable to a 5-year mid-swap rate quotation based on the 3-months interbank deposit rate.

Regular Record Date	The regular record date for the Distribution payable on any Distribution Payment Date on the Preferred Securities will be the 15th calendar day (whether or not a Business Day) preceding a Distribution Payment Date.

Distributions Discretionary	BBVA may elect, in its sole and absolute discretion, to cancel the payment of any Distribution on the Preferred Securities in whole or in part at any time and for any reason. Distributions on the Preferred Securities will be non-cumulative. Accordingly, if any Distribution (or any part thereof) is not paid in respect of the Preferred Securities as a result of its election to cancel such Distribution or the limitations on payments set out under Restrictions on Distributions below and in the Prospectus, then the right of the holders to receive the relevant Distribution (or such part thereof) in respect of the relevant Distribution Period will be extinguished and BBVA will have no obligation to pay such Distribution (or such part thereof) accrued for such Distribution Period or to pay any interest thereon, whether or not Distributions on the Preferred Securities are paid in respect of any future Distribution Period

Restrictions on Distributions

Without limitation on the above, payments of Distributions on the Preferred Securities shall be made only out of BBVA’s Distributable Items. To the extent that (i) BBVA has insufficient Distributable Items to make Distributions on the Preferred Securities scheduled for payment in the then current financial year and any interest payments or distributions that have been paid or made or are scheduled or required to be paid or made out of BBVA’s Distributable Items in the then current financial year, in each case excluding any portion of such payments already accounted for in determining BBVA’s Distributable Items, and/or (ii) the Regulator, in accordance with Article 68 of Law 10/2014 (as defined in the Prospectus) and/or Article 16 of the SSM Regulation and/or with Applicable Banking Regulations then in force, requires BBVA to cancel the relevant Distribution in whole or in part, then BBVA will, without prejudice to the right set forth under Distributions Discretionary above to cancel at BBVA’s discretion the payment of any such Distributions on the Preferred Securities at any time, make partial or, as the case may be, no payment of the relevant Distribution on the Preferred Securities. No payments will be made on the Preferred Securities (whether by way of a repayment of the Liquidation Preference, the payment of any Distribution or otherwise) if and to the extent that such payment would cause a breach of any regulatory restriction or prohibition on payments on Additional Tier 1 Instruments pursuant to Applicable Banking

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Regulations (including, without limitation, any such restriction or prohibition relating to any Maximum Distributable Amount (as defined in the Prospectus) applicable to BBVA and/or the Group).

Definitions

“Additional Tier 1 Instrument” means any of BBVA’s contractually subordinated obligations constituting an Additional Tier 1 instrument (instrumento de capital de nivel 1 adicional) in accordance with Applicable Banking Regulations.

“Applicable Banking Regulations” means at any time the laws, regulations, requirements, guidelines and policies relating to capital adequacy, resolution and/or solvency then applicable to BBVA and/or the Group including, without limitation to the generality of the foregoing, CRD IV, the BRRD and those laws, regulations, requirements, guidelines and policies relating to capital adequacy, resolution and/or solvency then in effect in Spain (whether or not such regulations, requirements, guidelines or policies have the force of law and whether or not they are applied generally or specifically to BBVA and/or the Group).

“CRD IV” means any or any combination of the CRD IV Directive, the CRR, and any CRD IV Implementing Measures.

“CRD IV Directive” means Directive 2013/36/EU of the European Parliament and of the Council of June 26, on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC, as amended or supplemented from time to time, or such other directive as may come into effect in place thereof.

“CRD IV Implementing Measures” means any regulatory capital rules implementing the CRD IV Directive or the CRR which may from time to time be introduced, including, but not limited to, delegated or implementing acts (regulatory technical standards) adopted by the European Commission, national laws and regulations, and regulations and guidelines issued by the Regulator, the European Banking Authority or any other relevant authority, which are applicable to BBVA (on a standalone basis) or the Group (on a consolidated basis), including, without limitation, Law 10/2014 and any other regulation, circular or guidelines implementing or developing Law 10/2014.

“CRR” means Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, on the prudential requirements for credit institutions and investment firms and amending Regulation (EU) No. 648/2012, as amended or supplemented from time to time, or such other regulation as may come into effect in place thereof.

“Distributable Items” has the meaning given to such term in CRD IV, as interpreted and applied in accordance with Applicable Banking Regulations.

“Group” means BBVA and its consolidated subsidiaries.

“Regulator” means the European Central Bank or the Bank of Spain (Banco de España), as applicable, or such other or successor authority having primary bank supervisory authority, in each case, with respect to prudential matters in relation to BBVA and/or the Group from time to time.

Agreement to Distributions Cancellation	By acquiring Preferred Securities, holders and holders of a beneficial interest in the Preferred Securities acknowledge and agree that (i)

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Distributions are payable solely at BBVA’s discretion, and no amount of Distribution shall become or remain due and payable in respect of the relevant Distribution Period to the extent that it has been cancelled or deemed cancelled by BBVA and/or as a result of the limitations on payment described under Restrictions on Distributions above; and (ii) a cancellation or deemed cancellation of any Distribution (in whole or in part) in accordance with the terms of the Indenture and the Preferred Securities shall not constitute an Enforcement Event or other default under the terms of the Preferred Securities or the Indenture or the occurrence of any event related to BBVA’s insolvency or entitle holders to take any action to cause such Distribution to be paid or BBVA’s liquidation, dissolution or winding-up or in any way limit or restrict BBVA from making any distribution or equivalent payment in connection with any instrument ranking junior to the Preferred Securities of (including, without limitation, any CET1 Capital issued by BBVA or the Group) or in respect of any Parity Security or other Security, except to the extent Applicable Banking Regulations otherwise provide. Distributions will only be due and payable on a Distribution Payment Date to the extent they are not cancelled or deemed cancelled previously or thereafter in accordance with the Indenture. Any Distributions cancelled or deemed cancelled (in each case, in whole or in part) in the circumstances described in the Prospectus and in the Indenture shall not be due and shall not accumulate or be payable at any time thereafter, and holders of the Preferred Securities shall have no rights thereto or to receive any additional Distributions or compensation as a result of such cancellation or deemed cancellation.

Definitions

“CET1 Capital” means, at any time, BBVA’s common equity tier 1 capital or the common equity tier 1 capital of the Group, respectively, as calculated by BBVA in accordance with Chapter 2 (Common Equity Tier 1 Capital) of Title I (Elements of Own Funds) of Part Two (Own Funds) of the CRR and/or Applicable Banking Regulations at such time, including any applicable transitional, phasing in or similar provisions.

“Parity Securities” means any instrument issued or guaranteed by BBVA (including the guarantee thereof), which instrument or guarantee ranks pari passu with the Preferred Securities.

“Securities” means any securities including, without limitation, shares in BBVA’s capital, or options, warrants or other rights to subscribe for or purchase or acquire shares in BBVA’s capital.

Notice of Distribution Cancellation

If practicable, BBVA will provide notice of any cancellation or deemed cancellation of Distributions on the Preferred Securities (in each case, in whole or in part) to the holders of the Preferred Securities through DTC (or, if the Preferred Securities are held in definitive form, to the holders of the Preferred Securities directly at their addresses shown on the Contingent Convertible Preferred Security Register) and to the trustee directly on or prior to the relevant Distribution Payment Date. Failure to provide such notice will have no impact on the effectiveness of, or otherwise invalidate, any such cancellation or deemed cancellation of Distributions (and accordingly, such Distributions will not be due and payable), will not constitute an Enforcement Event with respect to the Preferred Securities, or

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give the holders or beneficial owners of the Preferred Securities any rights as a result of such failure.

Subordination	Unless previously converted into Common Shares pursuant to the conversion provisions of the Indenture and except as provided in the Prospectus, BBVA’s obligations under the Preferred Securities will constitute BBVA’s direct, unconditional, unsecured and subordinated obligations and, in case of BBVA’s insolvency (concurso de acreedores), in accordance with Additional Provision 14.3 of Law 11/2015 and the Spanish Insolvency Law but only to the extent permitted by the Spanish Insolvency Law or any other applicable laws relating to or affecting the enforcement of creditors’ rights in Spain and subject to any other ranking that may apply as a result of any mandatory provision of law (or otherwise), for so long as BBVA’s obligations in respect of the Preferred Securities constitute an Additional Tier 1 Instrument issued by us, such Preferred Securities will rank with respect to claims for any Liquidation Preference of such Preferred Securities: (i) junior to: (a) any unsubordinated obligations of BBVA (including where those obligations subsequently become subordinated pursuant to Article 92.1º of the Spanish Insolvency Law); and (b) any claim for principal in respect of any other of BBVA’s contractually subordinated obligations, present and future, not constituting BBVA’s Additional Tier 1 Capital for the purposes of Section 3 of Additional Provision 14 of Law 11/2015 (other than, to the extent permitted by law, any Parity Securities, whether so ranking by law or their terms); (ii) pari passu with: (a) each other claim for any Liquidation Preference of Preferred Securities; (b) all other claims in respect of any liquidation preference or otherwise for principal in respect of BBVA’s contractually subordinated obligations under any outstanding Additional Tier 1 Instruments, present and future; and (c) any other Parity Securities (whether so ranking by law or their terms), to the extent permitted by law; and (iii) senior to the Common Shares or any other of BBVA’s subordinated obligations which by law rank junior to the Preferred Securities (including, to the extent permitted by law, any of BBVA’s contractually subordinated obligations expressed by their terms to rank junior to the Preferred Securities).

BBVA’s obligations under the Preferred Securities are subject to, and may be limited by, the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority.

Definitions

“Spanish Insolvency Law” means Law 22/2003 (Ley Concursal) of July 9, regulating insolvency proceedings in Spain, as amended or supplemented from time to time, or an equivalent legal provision which replaces it in the future.

Waiver of Right to Set-Off

Subject to applicable law, neither any holder or beneficial owner of Preferred Securities nor the trustee acting on behalf of the holders of the Preferred Securities may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by BBVA in respect of, or arising under, or in connection with, the Preferred Securities or the Indenture and each holder and beneficial owner of Preferred Securities, by virtue of its holding of any Preferred Securities or any interest therein, and the trustee acting on behalf of the holders of the Preferred Securities, shall be deemed to have waived all such rights of set-off, compensation or retention. If, notwithstanding the above, any amounts due and payable to any holder or beneficial owner of a Preferred Security or any interest therein

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by BBVA in respect of, or arising under, the Preferred Securities are discharged by set-off, such holder or beneficial owner shall, subject to applicable law, immediately pay an amount equal to the amount of such discharge to BBVA (or, if a Liquidation Event shall have occurred, BBVA’s liquidator or administrator, as the case may be) and, until such time as payment is made, shall hold an amount equal to such amount in trust (where possible) or otherwise for BBVA (or BBVA’s liquidator or administrator, as the case may be) and, accordingly, any such discharge shall be deemed not to have taken place.

Conversion	The Preferred Securities are only convertible into Common Shares upon a Trigger Event or a Capital Reduction, in each case as set forth below. The Preferred Securities are not convertible into Common Shares at the option of holders of Preferred Securities at any time and are not redeemable in cash as a result of a Trigger Event or a Capital Reduction.

Trigger Event	A Trigger Event shall occur if, at any time, as determined by BBVA, BBVA’s CET1 ratio or the CET1 ratio of the Group is less than 5.125%.

If the Trigger Event occurs at any time on or after the Closing Date, then BBVA will: not pay any Distribution on the Preferred Securities, including any accrued and unpaid Distributions, which shall be deemed to be cancelled by BBVA in accordance with their terms; and irrevocably and mandatorily (and without any requirement for the consent or approval of the holders or beneficial owners of the Preferred Securities) convert all the Preferred Securities into Common Shares (a “Trigger Conversion”) to be delivered on the relevant Conversion Settlement Date. If the Trigger Event occurs, the Preferred Securities will be converted in whole and not in part. For the purposes of determining whether the Trigger Event has occurred, BBVA will (i) calculate the CET1 ratio based on information (whether or not published) available to BBVA’s management, including information internally reported within BBVA pursuant to BBVA’s procedures for ensuring effective ongoing monitoring of BBVA’s capital ratios and the capital ratios of the Group and (ii) calculate and publish the CET1 ratio on at least a quarterly basis. BBVA’s calculation shall be binding on the trustee and the holders and beneficial owners of the Preferred Securities.

A Trigger Event will not constitute an event of default, an Enforcement Event or the occurrence of any event related to BBVA’s insolvency or entitle holders to take any action to cause BBVA’s liquidation, dissolution or winding-up.

Definitions

“Accounting Currency” means euro or such other primary currency used in the presentation of the Group’s accounts from time to time.

“CET1 ratio” means, at any time, with respect to BBVA or the Group, as the case may be, the reported ratio (expressed as a percentage) of the aggregate amount (in the Accounting Currency) of BBVA’s CET1 Capital or the CET1 Capital of the Group, respectively, at such time divided by BBVA’s Risk Weighted Assets Amount or the Risk Weighted Assets Amount of the Group, respectively, at such time, all as calculated by BBVA.

“Risk Weighted Assets Amount” means at any time, with respect to BBVA or the Group, as the case may be, the aggregate amount (in the Accounting Currency) of the risk weighted assets of BBVA or the Group, respectively,

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calculated in accordance with CRR and/or Applicable Banking Regulations at such time.

Capital Reduction	A “Capital Reduction” shall occur upon the adoption, in accordance with Article 418.3 of the Spanish Companies Act, by a general shareholders’ meeting of BBVA of a resolution of capital reduction by reimbursement of cash contributions (restitución de aportaciones) to shareholders by way of a reduction in the nominal value of the shares of such shareholders in BBVA’s capital. A resolution of capital reduction for the redemption of any Common Shares previously repurchased by BBVA will not be considered a Capital Reduction for the purposes of the Indenture.

Except if BBVA has given a redemption notice prior to such Capital Reduction, if a Capital Reduction occurs at any time on or after the Closing Date, then BBVA will, subject as otherwise provided in the paragraph immediately below, irrevocably and mandatorily (and without any requirement for the consent or approval of the holders or beneficial owners of Preferred Securities) convert all the Preferred Securities into Common Shares (a “Capital Reduction Conversion”) to be delivered on the relevant Conversion Settlement Date and on such Conversion Settlement Date pay to the holders, as applicable, where not cancelled or deemed cancelled by BBVA and/or as a result of the limitations on payment, an amount equal to the accrued and unpaid Distributions for the then current Distribution Period up to (but excluding) such Conversion Settlement Date.

Notwithstanding the above paragraph, if a Capital Reduction occurs at any, time on or after the Closing Date, each holder of the Preferred Securities will have the right to elect that all (but not part) of its Preferred Securities shall not be converted in accordance with the above paragraph, in which case all Preferred Securities of such holder shall remain outstanding and no payment of any accrued and unpaid Distributions on such Preferred Securities shall be made in respect of such Preferred Securities to that holder on the relevant Conversion Settlement Date pursuant to such paragraph. To exercise such right, a holder must complete, sign and deposit at the specified office of any Paying and Conversion Agent a duly completed and signed notice of election (an “Election Notice”), in the form indicated in the Capital Reduction Notice, on or before the tenth Business Day immediately following the Capital Reduction Notice Date (the period from (and including) the Capital Reduction Notice Date to (and including) such tenth Business Day, the “Election Period”).

An Election Notice shall be irrevocable. Any relevant Preferred Securities in respect of which a duly completed and signed Election Notice is not received during the Election Period shall be converted into Common Shares.

A Capital Reduction will not constitute an event of default, an Enforcement Event or the occurrence of any event related to BBVA’s insolvency or entitle holders to take any action to cause BBVA’s liquidation, dissolution or winding-up.

If any notice of redemption of the Preferred Securities has been given and a Capital Reduction with respect to the Preferred Securities occurs prior to the redemption date, such Capital Reduction will be deemed not to have occurred for all purposes of the Indenture with respect to the Preferred Securities and there shall be no conversion of such Preferred Securities thereunder and, instead, the redemption of the Preferred Securities shall take place. In addition, holders and beneficial owners of the Preferred Securities shall be deemed to have irrevocably waived their rights under Article 418 of

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the Spanish Companies Act.

Any Preferred Securities not converted upon a Capital Reduction as a result of holders delivering a duly completed and signed Election Notice during the Election Period shall remain Outstanding and, notwithstanding any of the above, may be the subject of Conversion on the occurrence of a Trigger Event.

Upon Conversion	Subject as provided in this paragraph with respect to fractions, the number of Common Shares to be issued on Conversion in respect of each Preferred Security to be converted shall be determined by dividing the Liquidation Preference of such Preferred Security by the relevant Conversion Price (as defined below) in effect on the relevant Conversion Notice Date (as defined in the Prospectus) rounded down to the nearest whole number of Common Shares. Fractions of Common Shares will not be issued on Conversion or as otherwise provided in the Prospectus, and no cash payment or other adjustment will be made in lieu thereof. Without prejudice to the generality of the foregoing, if one or more Delivery Notices and the related Preferred Securities are received by or on behalf of a Paying and Conversion Agent such that the Common Shares to be delivered by or on behalf of the Conversion Shares Depository (as defined in the Prospectus) are to be registered in the same name or delivered to the same Clearing System participant account, the number of such Common Shares to be delivered in respect thereof shall be calculated on the basis of the aggregate Liquidation Preference of such Preferred Securities being so converted and rounded down to the nearest whole number of Common Shares.

Upon any Trigger Conversion of the Preferred Securities, holders (and beneficial owners) of any Preferred Securities shall have no claim against BBVA in respect of (i) any Liquidation Preference (and premium, if any) of the Preferred Securities converted into Common Shares or (ii) any accrued and unpaid Distributions cancelled or otherwise unpaid in respect of Preferred Securities, and the Preferred Securities shall cease to represent any right other than the right to receive Common Shares from or on behalf of the Conversion Shares Depository.

Upon any Capital Reduction Conversion of the Preferred Securities, holders (and beneficial owners) of any Preferred Securities (other than holders of Preferred Securities in respect of which such holders have elected not to convert such Preferred Securities) shall have no claim against BBVA in respect of any Liquidation Preference (and premium, if any) of such Preferred Securities, and the Preferred Securities converted into Common Shares (other than Preferred Securities in respect of which holders have elected not to convert such Preferred Securities) shall cease to represent any right other than the right to receive Common Shares from or on behalf of the Conversion Shares Depository.

On or prior to the Conversion Settlement Date, BBVA shall deliver to the Conversion Shares Depository such number of Common Shares (subject as provided above with respect to fractions) as is required to satisfy in full BBVA’s obligation to deliver Common Shares (i) in respect of a Trigger Conversion, of the aggregate Liquidation Preference of Preferred Securities outstanding on the Trigger Event Notice Date, and (ii) in respect of a Capital Reduction Conversion, of the aggregate Liquidation Preference of Preferred Securities outstanding on the Capital Reduction Notice Date, other than Preferred Securities in respect of which such holders have elected not to convert such Preferred Securities.

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BBVA’s obligation to issue and deliver Common Shares to a holder of Preferred Securities on the relevant Conversion Settlement Date shall be satisfied by the delivery of such Common Shares to the Conversion Shares Depository.

Holders that elect to receive Common Shares in the form of ADSs must pay any fees that may be payable to the ADS Depositary (as defined in the Prospectus) as a result of the issue and delivery of such ADSs in accordance with the Delivery Notice.

Agreement and Waiver with Respect to Conversion	The Preferred Securities are not convertible into Common Shares at the option of holders of Preferred Securities at any time and are not redeemable in cash as a result of a Conversion Event. Notwithstanding any other provision described in the Prospectus or in the Indenture, by its acquisition of any Preferred Security, each holder and beneficial owner shall be deemed to have (i) agreed to all the terms and conditions of the Preferred Securities, including, without limitation, those related to (x) Conversion following a Trigger Event or Capital Reduction, as the case may be, and (y) the appointment of the Conversion Shares Depository, the issuance of the Common Shares to the Conversion Shares Depository, and acknowledged that such events in (x) and (y) may occur without any further action on the part of the holders or beneficial owners of the Preferred Securities or the trustee, (ii) agreed that effective upon, and following, the Conversion, no amount shall be due and payable to the holders of the Preferred Securities so converted (other than any accrued and unpaid Distributions to be paid upon a Capital Reduction Conversion (where not cancelled or deemed cancelled by BBVA and/or as a result of the limitations on payment), and BBVA’s liability to pay any such amounts (including the Liquidation Preference (and premium, if any) of, or any Distribution in respect of (other than any accrued and unpaid Distributions to be paid upon a Capital Reduction Conversion (where not cancelled or deemed cancelled by BBVA and/or as a result of the limitations on payment), except as otherwise noted in the Indenture with respect to certain stamp and similar taxes, shall be automatically released, and the holders of the Preferred Securities so converted shall not have the right to give a direction to the trustee with respect to the Conversion Event and any related Conversion, (iii) waived, to the extent permitted by the Trust Indenture Act, any claim against the trustee arising out of its acceptance of its trusteeship under, and the performance of its duties, powers and rights in respect of, the Indenture and in connection with the Preferred Securities so converted or to be converted, including, without limitation, claims related to or arising out of or in connection with a Conversion Event and/or any Conversion and (iv) authorized, directed and requested DTC, the European Clearing Systems and any direct participant in DTC, the European Clearing Systems or other intermediary or depositary through which it holds such Preferred Securities to be converted to take any and all necessary action, if required, to implement the Conversion without any further action or direction on the part of such holder or beneficial owner of such Preferred Securities or the trustee.

Agreement and Acknowledgment with Respect to the Exercise of the Spanish Bail-in Power

Notwithstanding any other term of the Preferred Securities, the Indenture or any other agreements, arrangements, or understandings between BBVA and any holder of the Preferred Securities, by its acquisition of any Preferred Security, each holder (which, for the purposes of the below, includes each holder of a beneficial interest in the Preferred Securities) acknowledges, accepts, consents to and agrees to be bound by: (i) the exercise and effect of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority,

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which may be imposed with or without any prior notice with respect to the Preferred Securities, and may include and result in any of the following, or some combination thereof: (a) the reduction or cancellation of all, or a portion, of the Amounts Due on the Preferred Securities; (b) the conversion of all, or a portion, of the Amounts Due on the Preferred Securities into shares, other securities or other obligations of BBVA or another Person (and the issue to or conferral on the holder of any such shares, securities or obligations), including by means of an amendment, modification or variation of the terms of the Preferred Securities; (c) the cancellation of the Preferred Securities; (d) the inclusion of a maturity date for the Preferred Securities or the amendment or alteration thereof, or the amendment of the Liquidation Preference or Distributions payable on the Preferred Securities, or the date on which Distributions become payable, including by suspending payment for a temporary period; and (ii) the variation of the terms of the Preferred Securities or the rights of the holders thereunder or under the Indenture, if necessary, to give effect to the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority.

By its acquisition of any Preferred Security, each holder acknowledges and agrees that neither a reduction or cancellation, in part or in full, of the Amounts Due on the Preferred Securities or the conversion thereof into another security or obligation of BBVA or another Person, in each case as a result of the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority with respect to BBVA, nor the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority with respect to the Preferred Securities shall: (i) give rise to a default or event of default for purposes of Section 315(b) (Notice of Defaults) and Section 315(c) (Duties of the Trustee in Case of Default) of the Trust Indenture Act; or (ii) be a default or an Enforcement Event with respect to the Preferred Securities or under the Indenture. By its acquisition of any Preferred Security, each holder further acknowledges and agrees that no repayment or payment of Amounts Due on the Preferred Securities shall become due and payable or be paid after the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority if, and to the extent that, such amounts have been reduced, converted, cancelled, amended or altered as a result of such exercise.

By its acquisition of any Preferred Security, each holder, to the extent permitted by the Trust Indenture Act, waives any and all claims, in law and/or in equity, against the trustee for, agrees not to initiate a suit against the trustee in respect of, and agrees that the trustee shall not be liable for, any action that the trustee takes, or abstains from taking, in either case in accordance with the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority with respect to the Preferred Securities. Additionally, by its acquisition of any Preferred Security, each holder acknowledges and agrees that, upon the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority with respect to the Preferred Securities: (i) the trustee shall not be required to take any further directions from the holders with respect to any portion of the Preferred Securities that is written down, converted to equity and/or cancelled pursuant to the Indenture; and (ii) the Indenture shall not impose any duties upon the trustee whatsoever with respect to the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority; provided, however, that notwithstanding the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority with respect to the Preferred Securities, so long as any Preferred Securities remain outstanding, there shall at all times be a trustee for the Preferred Securities in accordance with

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the Indenture, and the resignation and/or removal of the trustee and the appointment of a successor trustee shall continue to be governed by the Indenture, including to the extent no additional supplemental indenture or amendment is agreed upon in the event the Preferred Securities remain outstanding following the completion of the exercise of the Spanish Bail-in Power.

By its acquisition of any Preferred Security, each holder shall be deemed to have authorized, directed and requested DTC, the relevant Clearing Systems and any direct participant in any relevant Clearing System or other intermediary through which it holds such Preferred Securities to take any and all necessary action, if required, to implement the exercise of the Spanish Bail-in Power with respect to the Preferred Securities as it may be imposed, without any further action or direction on the part of such holder.

Upon the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority with respect to the Preferred Securities, BBVA or the Relevant Spanish Resolution Authority (as the case may be) shall provide a written notice to DTC as soon as practicable regarding such exercise of the Spanish Bail-in Power for purposes of notifying the holders of such Preferred Securities. BBVA shall also deliver a copy of such notice to the trustee for information purposes.

If BBVA has elected to redeem the Preferred Securities but, prior to the payment of the Redemption Price to holders, the Relevant Spanish Resolution Authority exercises its Spanish Bail-in Power with respect to the Preferred Securities, the relevant redemption notice shall be automatically rescinded and shall be of no force and effect, there shall be no redemption and consequently no payment of the Redemption Price (and any other amounts payable in accordance with the redemption provisions of the Indenture) will be due and payable.

“SRM Regulation” means Regulation (EU) No. 806/2014 of the European Parliament and of the Council of July 15, establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the Single Resolution Mechanism and the Single Resolution Fund and amending Regulation (EU) No. 1093/2010, as amended, replaced or supplemented from time to time.

Optional Redemption	All, and not only some, of the Preferred Securities may be redeemed at BBVA’s option at any time on or after the First Reset Date at the Redemption Price, in accordance with Articles 77 and 78 of CRR, Article 29 of the Commission Delegated Regulation (EU) No 241/2014 and/or any other Applicable Banking Regulations then in force.

The “Redemption Price” is, per Preferred Security, the Liquidation Preference plus, if applicable, where not cancelled or deemed cancelled by BBVA and/or as a result of the limitations on payment, an amount equal to any accrued and unpaid Distributions for the then current Distribution Period to (but excluding) the redemption date of the Preferred Securities.

Redemption Due to a Tax Event	If, on or after the Closing Date, there is a Tax Event, the Preferred Securities may be redeemed, in whole but not in part, at BBVA’s option at any time at the Redemption Price, in accordance with Articles 77 and 78 of CRR, Article 29 of the Commission Delegated Regulation (EU) No 241/2014 and/or any other Applicable Banking Regulations then in force.

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A “Tax Event” will be deemed to have occurred with respect to the Preferred Securities if, as a result of any change in, or amendment to, the laws or regulations applicable in Spain, or any change in the application or binding official interpretation or administration of any such laws or regulations which change or amendment, or change in the application or binding official interpretation or administration, becomes effective on or after the Closing Date (i) BBVA would not be entitled to claim a deduction in computing BBVA’s taxation liabilities in Spain, in respect of any Distribution to be made on the next Distribution Payment Date or the value of such deduction to BBVA would be reduced, or (ii) BBVA would be required to pay additional amounts pursuant to the Indenture, or (iii) the applicable tax treatment of the Preferred Securities would be materially affected.

Redemption Due to a Capital Event	If, on or after the Closing Date, there is a Capital Event, the Preferred Securities may be redeemed, in whole but not in part, at BBVA’s option at any time at the Redemption Price, in accordance with Articles 77 and 78 of CRR, Article 29 of the Commission Delegated Regulation (EU) No 241/2014 and/or any other Applicable Banking Regulations then in force.

A “Capital Event” will be deemed to have occurred with respect to the Preferred Securities if there is a change (or any pending change which the Regulator considers to be sufficiently certain) in Spanish law or Applicable Banking Regulations that results (or would result) in any of the outstanding aggregate Liquidation Preference of the Preferred Securities ceasing to be included in, or counting towards, the Group’s or BBVA’s Tier 1 Capital.

Repurchases of the Preferred Securities and Other Securities	BBVA or any member of the Group may purchase or otherwise acquire any of the outstanding Preferred Securities at any price in the open market or otherwise, in accordance with Articles 77 and 78 of CRR, Article 29 of the Commission Delegated Regulation (EU) No 241/2014 and/or any other Applicable Banking Regulations in force at the relevant time.

Notwithstanding any other provision of the Indenture and subject to compliance with the provisions of any applicable law (including the Spanish Companies Act and the Applicable Banking Regulations), BBVA or any member of the Group may exercise such rights as BBVA or it may from time to time possess to purchase or redeem or buy back any of BBVA’s shares (including Common Shares) or any depositary or other receipts or certificates representing the same without the consent of the holders.

Payment of Additional Amounts

All payments of Distributions payable in respect of Preferred Securities by BBVA will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Spain or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, BBVA shall (to the extent such payment can be made out of Distributable Items of BBVA on the same basis as for payment of any Distribution) pay, in respect of any withholding or deduction imposed on payments of Distributions only (and not Liquidation Preference (and premium, if any) or other amount), such additional amounts as will result in holders of Preferred Securities receiving such amounts as they would have received in respect of such Distributions had no such withholding or deduction been required. This provision is subject to certain important

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exceptions as described in the Prospectus.

Additional Issuances	BBVA may, from time to time, without the consent or sanction of the holders of the Preferred Securities: (i) take any action required to issue additional Parity Securities or authorize, create and issue one or more series of Parity Securities ranking equally with the Preferred Securities, as to the participation in BBVA’s profits and/or assets, without limit as to the amount; or (ii) take any action required to authorize, create and issue one or more classes or series of shares of BBVA or securities mandatorily convertible into BBVA’s Common Shares ranking junior or senior to the Preferred Securities, as to the participation in BBVA’s profits and/or assets.

By acquiring a Preferred Security, holders and beneficial owners of Preferred Securities agree to renounce any rights of seniority or preference that may be conferred upon it (if any) under applicable Spanish law (to the extent permitted under applicable Spanish law) over any holder of such Parity Securities issued by BBVA from time to time.

The Preferred Securities do not grant the holders of the Preferred Securities pre-emption rights in respect of any possible future issues of Parity Securities or any other securities by BBVA or any of BBVA’s subsidiaries.

BBVA may, from time to time, without the consent of the holders of the Preferred Securities, issue additional Preferred Securities of one or more of the series issued under the Indenture having the same ranking and same Distribution Rate, redemption terms and other terms as the Preferred Securities except for original Distribution accrual date, Closing Date and first Distribution Payment Date. Any such additional Preferred Securities, together with the Preferred Securities, will constitute a single series of Preferred Securities under the Indenture.

In addition to the above, BBVA may, from time to time, without the consent or sanction of the holders of the Preferred Securities, take any action required to authorize, create and issue one or more series of securities ranking senior or junior to the Preferred Securities, as to the participation in BBVA’s profits and/or assets, without limit as to the amount.

Enforcement Events and Remedies	There are no events of default under the Preferred Securities. In addition, under the terms of the Indenture none of the cancellation or deemed cancellation of any Distribution, a Trigger Event, a Capital Reduction or the exercise of the Spanish Bail-in Power or of any other resolution tool by the Relevant Spanish Resolution Authority, or BBVA’s failure to provide notice in respect of any of the aforementioned events, will be an Enforcement Event.

Each of the following events is an “Enforcement Event” with respect to the Preferred Securities: (i) the breach of any term, obligation or condition binding on BBVA under the Preferred Securities (other than any of BBVA’s payment obligations under or arising from the Preferred Securities, including payment of any Liquidation Preference (and premium, if any), Distributions or additional amounts (including upon a Capital Reduction), payment of the Redemption Price or payment of any damages awarded for breach of any obligations)) (a “Performance Obligation”); or (ii) the occurrence of any voluntary or involuntary liquidation or winding-up of BBVA (a “Liquidation Event”).

The sole remedies of the holders of the Preferred Securities and the trustee under the Preferred Securities or the Indenture upon the occurrence of an

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Enforcement Event shall be: (i) with respect to a breach of a Performance Obligation, to seek enforcement of the relevant Performance Obligation; and (ii) with respect to a Liquidation Event, to enforce the entitlement set forth in the Prospectus.

No other remedies

Other than the limited remedies mentioned above, no remedy against BBVA shall be available to the trustee (acting on behalf of the holders) or to the holders of the Preferred Securities, whether for the recovery of amounts owing in respect of such Preferred Securities or under the Indenture, or in respect of any breach by BBVA of any of BBVA’s obligations under or in respect of the terms of such Preferred Securities or under the Indenture in relation thereto; provided, however, that BBVA’s obligations to the trustee under, and the trustee’s lien provided for in the Indenture and the trustee’s rights to have money collected applied first to pay amounts due to it under such lien shall not be limited or impaired and expressly survive any Enforcement Event and are not subject to the subordination provisions of the Indenture.

Form, Book-Entry Issuance, Settlement and Clearance	The Preferred Securities will be represented by one or more fully registered global securities registered in the name of a nominee for, and deposited with a custodian for, DTC. You will hold beneficial interests in the Preferred Securities through DTC and its direct and indirect participants, including the European Clearing Systems, and DTC and its direct and indirect participants will record beneficial interests on their books. Settlement of the Preferred Securities will occur through DTC in same day funds. Secondary market trading between Clearstream, Luxembourg customers and/or Euroclear Bank participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of the relevant European Clearing System and will be settled in immediately available funds. BBVA will not issue definitive Preferred Securities except as described in the Indenture.

Liquidation Preference	$200,000 per Preferred Security

Listing	BBVA will apply to list the Preferred Securities on the Irish Stock Exchange and, if approved, trading is expected to commence within 30 days after the initial delivery of the Preferred Securities.

Governing Law	The Preferred Securities and the Indenture shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in said state, except that the authorization and execution by BBVA of the Indenture, the authorization, issuance and execution by BBVA of the Preferred Securities and provisions relating to the subordination of the Preferred Securities shall be governed by and construed in accordance with the common laws of Spain as provided in the Indenture and the Preferred Securities.

Restrictions on Offers and Sales

The Preferred Securities are complex financial instruments and are not a suitable or appropriate investment for all investors. In particular, the Preferred Securities are not intended to be sold and should not be sold to retail clients in any jurisdiction. The offer and sale of the Securities are subject to limitation as set out in the Prospectus. The Preferred Securities are not intended to be sold and should not be sold to retail clients in the European Economic Area (the “EEA”), as defined in the rules set out in the

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Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, as amended or replaced from time to time, other than in circumstances that do not and will not give rise to a contravention of those rules by any person.

Prohibition on Acquisition of Preferred Securities by Spanish tax residents	The Preferred Securities must not be offered, distributed or sold in Spain or to a tax resident of Spain for purposes of Spanish tax legislation and they must not be transferred to or acquired by any such Spanish tax resident (other than BBVA). Any transfer of a Preferred Security to any other Spanish tax resident is not permitted and BBVA will consider such transfer null and void. Accordingly, BBVA will not recognize any other Spanish tax resident as a holder or beneficial owner of a Preferred Security for any purpose.

Trustee and Agents	The Bank of New York Mellon, acting (except with respect to its role as Security Registrar) through its London Branch, will act as trustee, Paying and Conversion Agent, Calculation Agent, Principal Paying Agent and Security Registrar for the Preferred Securities.

Use of Proceeds	BBVA intends to use the net proceeds of the offering for general corporate purposes.

*	Any ratings obtained will reflect only the views of the respective rating agency and should not be considered a recommendation to buy, sell or hold the Preferred Securities. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.
**	BBVA Securities Inc. is a wholly-owned subsidiary of BBVA. The offering is being conducted pursuant to FINRA Rule 5121. See “Underwriting (Conflicts of Interest)” in the Preliminary Prospectus Supplement.

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Preferred Securities prior to the delivery of the Preferred Securities hereunder will be required to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

BBVA has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the Prospectus for this offering in that registration statement, and other documents BBVA has filed with the SEC for more complete information about BBVA and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus from BBVA Securities Inc. by calling +1-212-728-1705, from Citigroup Global Markets Inc. by calling toll free +1-800-831-9146, from Deutsche Bank Securities Inc., by calling toll free +1-800-503-4611, from HSBC Securities (USA) Inc. by calling toll free +1-866-811-8049, from J.P. Morgan Securities LLC by calling collect at +1-212-834-4533 and from Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll-free at +1-800-294-1322.

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